

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2011

<u>Via E-mail</u>
Roger M. Boissonneault
President and Chief Executive Officer
Warner Chilcott plc
1 Grand Canal Square, Docklands
Dublin 2, Ireland

      Re: Warner Chilcott plc
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed February 25, 2011
            Form 10-Q for the Quarterly Period Ended March 31, 2011
            Filed May 6, 2011
            Schedule 14A
            Filed April 14, 2011
            File No. 000-53772

Dear Mr. Boissonneault:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Joel Parker

                                    Joel Parker
                                    Accounting Branch Chief